SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of  December 2006

Vannessa Ventures Ltd.

(Translation of registrant’s name into English)

000-30462

(Commission File Number)

Suite 220, 1010 – 1st Street SW, Calgary, Alberta, Canada T2R 1K4

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-             .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANNESSA VENTURES LTD.

(Registrant)

Date: December 6, 2006

By:

/s/ Cameron B. Boyer

Name: Cameron B. Boyer

Title:   Controller

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EXHIBIT INDEX

Exhibit

Description

1.

News Release, 5 December 2006 -  English

VANNESSA VENTURES LTD.

220, 1010 – 1St S.W.

Calgary, Alberta T2R 1K4

Telephone: (403) 444-5191

NEWS RELEASE

December 5, 2006	Trading Symbol: TSXV: VVV

Clarification of Supreme Court Decision on Crucitas Concession

Calgary – December 5, 2006 Vannessa Ventures Ltd. (“the Company”) wishes to clarify recent articles that have appeared in the press suggesting that the Exploitation Concession held by the Company’s subsidiary, Industrias Infinito S.A. (“Infinito”) may be cancelled.

The article reports on a legal action that began in late 2004 and is a constitutional challenge arguing that Infinito was awarded the Exploitation Permit prior to receiving the required environmental approvals and that as such the Exploitation Concession should be annulled.  Infinito's defence was that at the time the Exploitation Permit was granted the requirements were the reverse and the law specified that an Exploitation Concession was to be granted prior to receiving environmental approvals.  Costa Rican laws changed after the Exploitation Permit was granted but before the time the environmental approval was obtained.  Infinito asserted that the new law should not be applied retroactively and Infinito fully complied with Costa Rican law in effect at the relevant time.

The recent decision of the Supreme Court ruled that they would not focus on the sequence of events but that when in doubt they would favor nature (“en duda pro natura”).  Accordingly, the Supreme Court has required Infinito to demonstrate that it has satisfied the environmental approval requirements, being, principally, that Infinito file an acceptable Environmental Impact Study and hold a public meeting.

Infinito filed an Environmental Impact Study which was approved in 2005 and held a comprehensive public meeting in July of 2004.  The recent Court decision recognized that the Environmental Impact Study was filed and approved but indicated that the Court had seen evidence that the public meeting was scheduled but not that it had actually occurred.

The public meeting took place in the town of Coopevega on July 31, 2004 and was attended by well over one thousand people. The meeting was chaired by SETENA, which is the Department of the Environment in Costa Rica.  SETENA took formal minutes of the meeting and all attendees were documented and there is a complete audio and written transcript of the meeting as well as a complete video record.  Senior management from the Company was in attendance along with national and municipal politicians and many local residents.

Infinito is in the process of providing the Court with formal legal evidence that the public meeting was held, in accordance with all requirements.  It is the belief of Infinito’s counsel in Costa Rica that this will satisfy the stated requirements of the Court.

“John Morgan”

John Morgan, President

VANNESSA VENTURES LTD.

     “The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.”